

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Brian Bottjer
Senior Vice President and Chief Accounting Officer
FG Financial Group, Inc.
360 Central Ave, Suite 800
St. Petersburg, FL 33701

> **Re: FG Financial Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 6, 2022**
> **File No. 333-264735**

Dear Mr. Bottjer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance